Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2020
(Confidential treatment requested)

Assets

Cash and cash equivalents	$	33,055,583
Cash segregated under federal regulations		3,055,623
Securities commissions receivable, net		8,464,138
Fees receivable		7,390,726
Prepaid expenses and other		595,216
Due from affiliates		609,198
Fixed assets, net		799
Deferred income taxes, net		44,964,454
Total assets	$	98,135,737

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	1,417,265
Compensation payable		3,348,987
Accrued expenses		166,319
Payable to brokers and subadvisors		4,085,471
Due to affiliates		4,600,799
Taxes payable		1,557,784
Incentive compensation liabilities		94,788
Other liabilities		413,002
Total liabilities		15,684,415

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		63,683,367
Retained earnings		18,767,955
Total member's equity		82,451,322
Total liabilities and member's equity	$	98,135,737

The accompanying notes are an integral part of these financial statements.